EXHIBIT 15.3

                             Financial Statements of

                                0724000 BC Ltd..

                         For the year ended May 31, 2005

                               and the period from

                        February 4, 2004 to May 31, 2004

--------------------------------------------------------------------------------



                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)

                              FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED MAY 31, 2005 AND
            THE PERIOD FROM FEBRUARY 4, 2004 (DATE OF INCORPORATION)
                                 TO MAY 31, 2004

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)

--------------------------------------------------------------------------------

DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
                      ----Chartered Accountants---------------------------------


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
0724000 B.C. Ltd. (formerly Centrasia Mining Corp.)

We have audited the balance sheets of 0724000 B.C. Ltd. (formerly Centrasia Mining Corp.) as at May 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the year ended May 31, 2005 and for the period from incorporation on February 4, 2004 to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and cash flows for the year ended May 31, 2005 and for the period from incorporation on February 4, 2004 to May 31, 2004 in accordance with Canadian generally accepted accounting principles.

                                                   /s/ DAVIDSON & COMPANY LLP


Vancouver, Canada                                    Chartered Accountants

October 5, 2005


                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                            U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated October 5, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                   /s/ DAVIDSON & COMPANY LLP


Vancouver, Canada                                    Chartered Accountants

October 5, 2005

                          A Member of SC INTERNATIONAL

                  1200 - 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                                 BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                     2005             2004
                                                      $                $

                                   A S S E T S

CURRENT ASSETS

Cash                                                    22,634           11,186
Receivables                                              1,329                -
Prepaids                                                 5,253              749
                                                  ------------     ------------
                                                        29,216           11,935
OPTION ON BMC (Note 4)                                 306,727                -
                                                  ------------     ------------
                                                       335,943           11,935
                                                  ============     ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)      107,076           21,719
Indebtedness  (Note 5)                                 418,125           57,374
                                                  ------------     ------------
                                                       525,201           79,093
PROMISSORY NOTE (Note 3)                                25,000                -

AMOUNT PAYABLE (Note 7(a))                                   -            2,000
                                                  ------------     ------------
                                                       550,201           81,093
                                                  ------------     ------------


                  S H A R E H O L D E R S ' D E F I C I E N C Y

SHARE CAPITAL (Note 6)                                   4,654            1,349

CONTRIBUTED SURPLUS (Note 6)                            18,457            5,396

DEFICIT                                               (237,369)         (75,903)
                                                  ------------     ------------
                                                      (214,258)         (69,158)
                                                  ------------     ------------
                                                       335,943           11,935
                                                  ============     ============

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS


/s/ LINDSAY BOTTOMER     , Director
------------------------

/s/ DOUGLAS TURNBULL     , Director
------------------------


   The accompanying notes are an integral part of these financial statements.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                         STATEMENTS OF LOSS AND DEFICIT
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                   PERIOD FROM
                                                                   FEBRUARY 4,
                                                                       2004
                                                      YEAR       (INCORPORATION)
                                                     ENDED              TO
                                                  MAY 31, 2005     MAY 31, 2004
                                                        $                $
EXPENSES

Audit                                                   12,000            5,000
Filing fees                                              2,449            1,600
Foreign exchange (gain)                                 (1,167)             (71)
Interest on indebtedness                                25,062            1,381
Legal                                                   38,198            9,596
Management fees                                         45,500           18,000
Office                                                  17,792            6,230
Rent                                                     9,640            2,247
Professional fees                                        9,514           15,128
Travel and related costs                                 2,478           16,792
                                                  ------------     ------------
                                                       161,466           75,903
                                                  ------------     ------------
LOSS FOR THE PERIOD                                   (161,466)         (75,903)
DEFICIT - BEGINNING OF PERIOD                          (75,903)               -
                                                  ------------     ------------
DEFICIT - END OF PERIOD                               (237,369)         (75,903)
                                                  ============     ============


LOSS PER COMMON SHARE                                   $(0.11)      $(2,371.97)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                               1,469,962               32
                                                  ============     ============






   The accompanying notes are an integral part of these financial statements.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                            STATEMENTS OF CASH FLOWS
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                   PERIOD FROM
                                                                   FEBRUARY 4,
                                                                       2004
                                                      YEAR       (INCORPORATION)
                                                     ENDED              TO
                                                  MAY 31, 2005     MAY 31, 2004
                                                        $                $

CASH FLOWS PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Loss for the period                                   (161,466)         (75,903)
Adjustments for items not involving cash
    Accrued interest on indebtedness                    25,062            1,381
    Common shares issued for management services        10,000                -
    Accrued management services                              -            2,000
                                                  ------------     ------------
                                                      (126,404)         (72,522)
Increase in receivables                                 (1,329)               -
Increase in prepaids                                    (4,504)            (749)
Increase in accounts payable and
    accrued liabilities                                 46,976           21,719
                                                  ------------     ------------
                                                       (85,261)         (51,552)
                                                  ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                3,732                1
Issuance of preferred shares                               634            6,744
Promissory note                                         25,000                -
Indebtedness                                           335,689           55,993
                                                  ------------     ------------
                                                       365,055           62,738
                                                  ------------     ------------
INVESTING ACTIVITIES

Option on BMC                                         (268,346)               -
                                                  ------------     ------------
INCREASE IN CASH DURING THE PERIOD                      11,448           11,186

CASH - BEGINNING OF PERIOD                              11,186                -
                                                  ------------     ------------
CASH - END OF PERIOD                                    22,634           11,186
                                                  ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                        -                -
                                                  ============     ============
Income taxes paid in cash                                    -                -
                                                  ============     ============


Significant non-cash transactions for the year ended May 31, 2005, consisted of the Company exchanging 1,000,000 preferred shares, with a value of $7,378, for 1,000,000 common shares and issuing 2,000,000 common shares, with a value of $12,000, to settle amounts payable relating to management services rendered. The Company also incurred $38,381 of accounts payable and accrued liabilities relating to deferred acquisition costs on its option on BMC.


   The accompanying notes are an integral part of these financial statements.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NATURE AND CONTINUANCE OF OPERATIONS

         On February 4, 2004, Magellan Gold Corp. was incorporated in the State of Nevada. On May 9, 2005, Magellan Gold Corp. changed its name to Centrasia Mining Corp. and was continued into the Province of British Columbia. On September 14, 2005, Centrasia Mining Corp. changed its name to 0724000 B.C. Ltd. (the "Company"). The Company is in the business of acquiring and exploring mineral properties and is considered to be in the exploration stage.

         As described in Notes 3 and 4, the Company has entered into agreements to:

                  i) acquire a privately owned mineral exploration company engaged in the acquisition and evaluation of unproved mineral interests in the Krygyz Republic; and
                  ii) conduct a corporate  reorganization  (completed subsequent to May 31, 2005).

         As at May 31, 2005, the Company had a working capital deficiency of $495,985. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to complete its acquisition, settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to complete the proposed corporate reorganization and, or obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 10.

         These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         DEFERRED ACQUISITION COSTS

         Costs, such as legal, accounting, due diligence and travel fees relating to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed. Such costs are expensed if the potential acquisition is no longer considered viable by management.

         INCOME TAXES

         Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at rates approximating those in effect at the date of the transactions. Revenues and expenses are translated at historical rates. Gains and losses are included in income.

         LOSS PER SHARE

         Basic loss per share is computed by dividing income available to common
         shareholders   by  the  weighted   average   number  of  common  shares
         outstanding during the period.


3.       CORPORATE REORGANIZATION

         On March 17, 2005, the Company and its shareholders entered into a letter agreement (the "Letter Agreement") with Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) ("Centrasia"), a public company trading on the facilities of the TSX Venture Exchange and the Over-the-Counter Bulletin Board, pursuant to which Centrasia agreed to purchase all of the issued and outstanding common shares of the Company in exchange for common shares of Centrasia on a one-for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005. On completion of the Acquisition, Centrasia also agreed to assume the common share issuance obligations of the Company and settlement of the Company's indebtedness described in Notes 4 and 5.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.       CORPORATE REORGANIZATION (continued)

         Completion of the Acquisition was subject to a number of conditions, including shareholder and regulatory approvals. On completion, the Acquisition will be treated, for accounting purposes, as a reverse take-over of Centrasia by the Company.

         On April 29, 2005, the Company received an advance of $25,000 from Centrasia in exchange for a promissory note to Centrasia. In the event the Acquisition was not completed, the advance would bear interest at a rate of 10% per annum, commencing from the date of termination of the Letter Agreement.

         On September 14, 2005, the Acquisition was completed and Centrasia assumed the common share issuance obligations of the Company and settlement of the Company's indebtedness described in Notes 4 and 5.


4.       OPTION ON BMC

         By agreement dated September 24, 2004 and amended, the Company entered into a letter agreement (the "Marsa Option") to acquire all the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Krygyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic.

         In order to exercise the Marsa Option in full, the Company must make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of $200,000 and US$2,200,000, as follows:


                                     CASH             SHARE
         DATE                      PAYMENTS         ISSUANCES               COMMITMENTS
                                                                   -----------------------------
                                      US$                               US$               $

         Signing of agreements              -                -          110,000                -
         January 2, 2005               40,000                -                -                -
         September 1, 2005             40,000                -                -                -
         Closing of Transaction             -          200,000                -                -
         December 31, 2005                  -                -                -          200,000
         January 2, 2006               40,000          200,000                -                -
         December 31, 2006                  -                -          690,000                -
         January 2, 2007                    -          250,000                -                -
         December 31, 2007                  -                -          650,000                -
         January 2, 2008                    -          375,000                -                -
         December 31, 2008                  -                -          750,000                -
                                 ------------     ------------     ------------     ------------
                                      120,000        1,025,000        2,200,000          200,000
                                 ============     ============     ============     ============

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.       OPTION ON BMC (continued)

         The Marsa Option provides for staged conversions of the Company's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event the Company fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require the Company to return any shares of BMC received and forgive the Commitments.

         As at May 31, 2005, the Company has advanced US$110,000 and $10,000 to BMC and paid US$40,000 to Marsa. Under the terms of the Marsa Option, the amounts advanced to BMC are to be spent on exploration and development of the Bulakashu Gold Property. As at May 31, 2005, the Company has also incurred deferred acquisition costs of $110,142 for due diligence, professional, travel and legal costs associated with the acquisition of BMC. Subsequent to May 31, 2005, the Company advanced a further US$110,000 and $4,500 to BMC and paid an additional US$40,000 to Marsa.

         As described in Note 3, the Acquisition was completed on September 14, 2005 and Centrasia assumed the share obligations of the Company under the Marsa Option and issued 200,000 common shares of its capital stock to Marsa. In addition, the Marsa Option was assigned to Magellan Gold
         (BVI) Inc., an indirect wholly- owned subsidiary of Centrasia.


5.       INDEBTEDNESS

                                                      2005             2004
                                                        $                $

         Loans and advances                            391,682           55,993
         Accrued interest                               26,443            1,381
                                                  ------------     ------------
                                                       418,125           57,374
                                                  ============     ============

         The Company has received loans and advances from creditors (the "Creditors"). The loans and advances bear interest at a rate of 10% per annum. During the year ended May 31, 2005, the Company recorded $25,062 (2004 - $1,381) interest expense. Effective March 30, 2005, the Company, Centrasia and the Creditors entered into debt settlement agreements (the "Debt Settlements"), whereby Centrasia agreed to purchase an aggregate of $371,682 of the indebtedness owed to the arm's-length Creditors through the issuance of Centrasia units (the "Centrasia Units") and an aggregate of $20,000 of the indebtedness owed to directors and officers of the Company through the issuance of Centrasia common shares and repay the accrued interest in cash.

         Subsequent to May 31, 2005, the Company received a further $8,318 of advances. These creditors have also entered into debt settlement agreements on the same terms as negotiated with arm's-length creditors.

         As described in Note 3, Centrasia assumed the settlement of the Company's indebtedness. On September 14, 2005, Centrasia issued 1,900,000 units and 100,000 common shares to the Creditors as consideration for purchasing the $400,000 of indebtedness. Each unit consisted of one common share of Centrasia and share purchase warrant entitling the holder to purchase one additional common share of Centrasia at a price of $0.40 per share until September 14, 2007. Centrasia also repaid in cash all accrued interest on the indebtedness.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL

         Authorized:   10,000,000 common shares
                       with par value of US$0.001 per share

                       10,000,000 preferred shares
                       with par value of US$0.001 per share

                                                    NUMBER OF        PAR VALUE       CONTRIBUTED         TOTAL
         Issued:                                     SHARES              $             SURPLUS             $

         Common Shares
            Balance, February 4, 2004                        -                -                -                -
            Issued for cash                                100                1                -                1
                                                  ------------     ------------     ------------    ------------
            Balance, May 31, 2004                          100                1                -                1
                                                  ------------     ------------     ------------     ------------
            Issued for cash                            600,000              746            2,986            3,732
            Issued pursuant to employment
              agreement (Note 7 (a))                 2,000,000            2,432            9,568           12,000
            Share exchange from preferred shares     1,100,000            1,475            5,903            7,378
                                                  ------------     ------------     ------------     ------------
                                                     3,700,000            4,653           18,457           23,110
                                                  ------------     ------------     ------------     ------------
            Balance, May 31, 2005                    3,700,100            4,654           18,457           23,111
                                                  ------------     ------------     ------------     ------------
         Preferred Shares
            Balance, February 4, 2004                        -                -                -                -
            Issued for cash                          1,000,000            1,348            5,396            6,744
                                                  ------------     ------------     ------------     ------------
            Balance, May 31, 2004                    1,000,000            1,348            5,396            6,744
                                                  ------------     ------------     ------------     ------------
            Issued for cash                            100,000              127              507              634
            Share exchange to common shares         (1,100,000)          (1,475)          (5,903)          (7,378)
                                                  ------------     ------------     ------------     ------------
                                                    (1,000,000)          (1,348)          (5,396)          (6,744)
                                                  ------------     ------------     ------------     ------------
            Balance, May 31, 2005                            -                -                -                -
                                                  ------------     ------------     ------------     ------------
         Total Share Capital, May 31, 2005           3,700,100            4,654           18,457           23,111
                                                  ============     ============     ============     ============


7.       RELATED PARTY TRANSACTIONS

         (a)      Effective   April  1,  2004,  the  Company   entered  into  an
                  employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non-renewal. Under the agreement, the initial twelve months of salary was satisfied by monthly cash payments of $4,000 with the balance of $1,000 to be satisfied by the issuance of 166,666 common shares of the Company, at a fair value of $0.006 (US$0.005) per share.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       RELATED PARTY TRANSACTIONS (continued)

                  During fiscal 2005, the President was compensated $60,000 (2004 - $18,000), of which $45,500 (2004 - $18,000) has been recorded by the Company as management fees and $14,500 (2004 - $nil) as part of due diligence costs on the option on BMC. During fiscal 2005, the Company also issued 2,000,000 common shares in satisfaction of the common share issuance obligation. As at May 31, 2005, $39,055 (2004 - $9,291)
                  remained unpaid of which $39,055 (2004 - $7,291) was included in accounts payable and accrued liabilities and $nil (2004 - $2,000) was recorded as amount payable.

         (b) During the year ended May 31, 2005, the Company was billed $58,027 (2004 - $6,608) for professional services provided by certain officers of the Company and $25,818 (2004 - $3,437) for legal services provided by an officer of the Company. As at May 31, 2005, $49,700 (2004 - $4,173) remained outstanding and was included in accounts payable and accrued liabilities.

         See also Notes 4 and 5.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates is as follows:

                                                      2005             2004
                                                        $                $

         Loss before income taxes                     (161,466)         (75,903)
                                                  ============     ============
         Expected income tax recovery                   57,482           27,021
         Unrecognized benefit of non-capital
              loss carryforwards                       (57,482)         (27,021)
                                                  ------------     ------------
         Income tax recovery                                 -                -
                                                  ============     ============

         The significant components of the Company's future income taxes assets are as follows:

                                                      2005             2004
                                                        $                $
         Future income tax assets:
              Non-capital loss carryforwards            84,503           27,021
         Valuation allowance                           (84,503)         (27,021)
                                                  ------------     ------------
         Future income tax assets                            -                -
                                                  ============     ============

         The Company has available for deduction against future taxable income non-capital losses of approximately $237,300. These losses, if not utilized, will expire up to 2015. Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

                                0724000 B.C. LTD.
                        (FORMERLY CENTRASIA MINING CORP.)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED MAY 31, 2005 AND THE PERIOD
            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


9.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, receivables, accounts payable and indebtedness. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) These financial statements of the Company have been prepared according to Canadian GAAP. There are no material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP").

         (b)      Recent Accounting Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) is not expected to have an effect on the Company's financial position or results of operations.

                  The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position or results of operations.

                  The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position or results of operations.

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